

May 24, 2011

Kimiko Milheim
Chief Financial Officer
LOGIC Devices Incorporated
1375 Geneva Drive
Sunnyvale, CA 94089

  Re: LOGIC Devices Incorporated
    Form 10-K for the Fiscal Year Ended September 30, 2010
    Filed December 27, 2010
    File No. 000-17187

Dear Ms. Milheim:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

    Sincerely,

    Martin James
    Senior Assistant Chief Accountant